Filed Pursuant to Rule 433
Registration Statement Nos. 333-279209 and 333-279209-01
Pricing Term Sheet
COUSINS PROPERTIES LP, AS ISSUER
COUSINS PROPERTIES INCORPORATED, AS GUARANTOR
Pricing Term Sheet
$500,000,000 4.875% Senior Notes due March 1, 2033

Issuer:	Cousins Properties LP

Guarantor:	Cousins Properties Incorporated

Security Type:	Senior Unsecured Notes

Principal Amount:	$500,000,000

Maturity:	March 1, 2033

Coupon:	4.875%

Public Offering Price:	99.259% of the principal amount

Yield to Maturity:	5.001%

Spread to Benchmark Treasury:	T+108 bps

Benchmark Treasury:	4.000% due January 31, 2033

Benchmark Treasury Price and Yield:	100-15 1/4 / 3.921%

Interest Payment Dates:	March 1 and September 1, commencing September 1, 2026

Redemption Provisions:

Make-whole call:	Prior to January 1, 2033 (two months prior to the maturity date), at a discount rate of Treasury plus 20 basis points.

Par Call:
On or after January 1, 2033 (two months prior to the maturity date), the redemption price will be equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon to, but not including, the redemption date.

Trade Date:	February 10, 2026

Settlement:
T+7; February 20, 2026. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day preceding the closing date of this offering will be required, by virtue of the fact that the notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

CUSIP:	222793AD3

ISIN:	US222793AD30

Ratings (Moody’s/S&P)*:	Baa2 / BBB

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Morgan Stanley & Co. LLC PNC Capital Markets LLC TD Securities (USA) LLC Truist Securities, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Manager:	FHN Financial Securities Corp.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at (collect) (212) 834-4533, BofA Securities, Inc. at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or PNC Capital Markets LLC toll-free at 1-855-881-0697 or by email pnccmprospectus@pnc.com.